[Translation]

                                                                October 30, 2009

To Whom It May Concern:

                              Company Name:  Kanto Auto Works, Ltd.
                              Name and Title of Representative:
                                 Tetsuo Hattori, President
                              (Code Number: 7223
                                 The first sections of the Tokyo Stock Exchange
                                   and the Nagoya Stock Exchange)
                              Name and Title of Contact Person:
                                 Shunichi Sano
                                 Managing Officer, General Manager,
                                   Accounting Division
                              Telephone Number: 055-996-2000
                              (The Parent Company of Kanto Auto Works, Ltd.) Company Name: Toyota Motor Corporation
                              Name and Title of Representative:
                                 Akio Toyoda, President
                              (Code Number: 7203 Securities exchanges
                               throughout Japan)

      Notice Concerning Amendments to the Business Projections for FY 2010
      --------------------------------------------------------------------

Based on the recent business results of Kanto Auto Works, Ltd. (the "Company"), we hereby announce the following amendments to the consolidated and non-consolidated business projections for FY 2010 disclosed on July 31, 2009.

1.   Amendments to the consolidated business projections for FY 2010 (April 1, 2009 through
     March 31, 2010)
                                                                    (Amount: million yen)
------------------------------------------------------------------------------------------------------
                                                                                         Net income
                               Net revenues    Operating      Ordinary         Net        per share
                                                income         income        Income         (yen)
------------------------------------------------------------------------------------------------------
Previous projections (A)          437,000       -18,500        -19,000       -21,000       -302.76
------------------------------------------------------------------------------------------------------
New projections (B)               440,000       -13,000        -12,500       -16,000       -230.67
------------------------------------------------------------------------------------------------------
Amount changed
(B - A)                             3,000         5,500          6,500         5,000         72.09
------------------------------------------------------------------------------------------------------
% of change                          0.7%             -              -             -             -
------------------------------------------------------------------------------------------------------
(Reference)
Actual results                    622,976         2,192          2,123           359          5.17
for Fiscal Year 2009
------------------------------------------------------------------------------------------------------

2.   Amendments to the non-consolidated business projections for FY 2010 (April 1, 2009 through
     March 31, 2010)
                                                                    (Amount: million yen)
------------------------------------------------------------------------------------------------------
                                                                                         Net income
                               Net revenues    Operating      Ordinary         Net        per share
                                                income         income        Income         (yen)
------------------------------------------------------------------------------------------------------
Previous projections (A)          412,000       -19,000        -18,500       -20,000       -288.34
------------------------------------------------------------------------------------------------------
New projections (B)               413,000       -13,500        -13,000       -16,500       -237.88
------------------------------------------------------------------------------------------------------
Amount changed
(B - A)                             1,000         5,500          5,500         3,500         50.46
------------------------------------------------------------------------------------------------------
% of change                          0.2%            -               -             -             -
------------------------------------------------------------------------------------------------------
(Reference)
Actual results                    591,976         1,155          2,575         1,006         14.50
for Fiscal Year 2009
------------------------------------------------------------------------------------------------------


3.   Reasons for the Amendments

     With respect to both the consolidated and non-consolidated results for FY 2010, the net revenues, operating income, ordinary income and net income are expected to exceed the previously announced projections, due to factors such as the increase in the number of automobiles subcontracted for production by Toyota Motor Corporation to the Company and progress made in the profitability improvement activities within Kanto Auto Works, Ltd. group.

    (Note) The prospective figures for the business results stated above are based upon information that is currently in the Company's possession and upon certain premises that the Company deems reasonable. The Company's actual future performance or other similar results could differ materially from those discussed above, due to various factors.